# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PagSeguro Digital Ltd., CIK 0001712807
CUSIP: G68707101
Title of class of securities: Class A Common Shares, par value $0.000025 per share
Address of issuer's principal executive offices: CONYERS TRUST COMPANY (CAYMAN) LIMITED, CRICKET SQUARE, HUTCHINS DRIVE, POB 2681, GRAND CAYMAN, Cayman Islands (E9), KY1-1111
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-23-006063
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,147,152; sole dispositive power 0; shared dispositive power 10,147,152; aggregate amount beneficially owned 10,147,152 (5.7% of the class)
  Comment: Includes 77,700 Class A Common Shares (as defined in Item 2(a)) issuable upon exercise of options
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,147,152; sole dispositive power 0; shared dispositive power 10,147,152; aggregate amount beneficially owned 10,147,152 (5.7% of the class)
  Comment: Includes 77,700 Class A Common Shares issuable upon exercise of options
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,147,152; sole dispositive power 0; shared dispositive power 10,147,152; aggregate amount beneficially owned 10,147,152 (5.7% of the class)
  Comment: Includes 77,700 Class A Common Shares issuable upon exercise of options

## Item 1. Issuer
Name of issuer: PagSeguro Digital Ltd.
Address of issuer's principal executive offices: Conyers Trust Company (Cayman) Limited Cricket Square, Hutchins Drive, POB 2681 Grand Cayman, KY1-1111, Cayman Islands

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the class A common shares, par value $0.000025 per share ("Class A Common Shares"), of PagSeguro Digital Ltd. held by (and underlying options held by) Point72 Associates, LLC, an investment fund it manages ("Point72 Associates"); (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to Class A Common Shares held by (and underlying options held by) Point72 Associates; and (iii) Steven A. Cohen ("Mr. Cohen") with respect to Class A Common Shares beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc.

Cubist Systematic Strategies, LLC is an advisor under common control with Point72 Asset Management, and acts as a sub-advisor with respect to a portion of the Class A Common Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no Class A Common Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc. The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities and Exchange Act of 1934, the beneficial owner of the Class A Common Shares reported herein.
Percent of class: 5.7%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on September 30, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Class A Common Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (11/14/2025)